The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, Wisconsin 53202

December 21, 2021

VIA EDGAR TRANSMISSION

Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The RBB Fund, Inc. (the “Company”) File Nos.: 033-20827 and 811-05518

Dear Ms. Lithotomos:

The purpose of this letter is to respond to oral comments provided to U.S. Bank Global Fund Services regarding the Company’s Post-Effective Amendment (“PEA”) No. 283 to its Registration Statement on Form N-1A. PEA No. 283 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on October 15, 2021. The sole purpose of PEA No. 283 was to register new series of the Company. This letter responds to the Staff’s comments on the Optima Strategic Credit Fund (the “Fund”)

The Company will file a subsequent PEA under Rule 485(b) to update any missing information, respond to Staff comments, and file updated exhibits to the Registration Statement. The Company notes that the Fund’s “R Class” will be redesignated as “Investor Class.”

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Company’s response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA 283.

PROSPECTUS

1. Summary Section – Expenses and Fees

Staff Comment: Given that the Fund may invest in Underlying Funds, please confirm whether the “Expenses and Fees” table should be adjusted to include a line item entry for acquired fund fees and expenses (“AFFE”).

Response: The Company confirms that the Fund does not expect to incur AFFE in an amount equal to or in excess of 0.01% of the Fund’s average net assets during its initial year of investment operations, and as such no further disclosure is required.

2. Summary Section – Summary of Principal Investment Risks

Staff Comment: Consider whether the risk factors should be displayed in order of importance of the risk, rather than in alphabetical order.

Response: The Company is not aware of any statute or rule from the Commission that would require the principal risks to be disclosed in any particular order. The Company has considered the Commission’s written guidance on ordering of risks, and the Company believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of a Fund and that each such risk is relevant for investors, and that displaying the risk factors in alphabetical order facilitates finding particular risks and comparing them with other funds. Accordingly, the Company respectfully declines to re-order the risk factors.

3. Summary Section – Management of the Fund – Portfolio Manager

Staff Comment: Please insert the Fund’s inception date following the name of the portfolio manager.

Response: The Company will make the requested change.

4. More Information About Management of the Fund – Investment Adviser

Staff Comment: Please confirm that the contractual expense cap limitation agreement will be in place for at least one year from the date of the registration statement.

Response: The Company supplementally confirms that the term of the contractual expense limitation agreement will be at least one year from the date of the registration statement.

PART C

5. Part C Signature Page

Staff Comment: As Ms. Dolly is listed as a director, please add disclosure regarding Ms. Dolly within the Statement of Additional Information.

Response: The Company will make the requested change.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at (414) 765-5366.

Very truly yours,

/s/ James G. Shaw

James G. Shaw

Secretary

cc:	Geoffrey Lewis, Optima Asset Management LLC

Salvatore Faia, The RBB Fund, Inc.

Jillian Bosmann, Faegre Drinker Biddle & Reath LLP

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